UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TEL Offshore Trust

(Name of Issuer)

UNITS OF BENEFICIAL INTEREST

(Title of Class of Securities)

872 382 106

(CUSIP Number)

Morgan F. Johnston	David E. Morrison
Senior Vice President, General Counsel	Fulbright & Jaworski L.L.P.
and Secretary	2200 Ross Avenue, Suite 2800
Magnum Hunter Resources, Inc.	Dallas, Texas 75201
600 East Las Colinas Blvd., Suite 1100	(214) 855-8000
Irving, Texas 75039
(972) 401-0752

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872 382 106			Page 2 of 10 Pages

1	Name of Reporting Person Magnum Hunter Resources, Inc.		I.R.S. Identification Nos. of above persons (entities only) 87-0462881

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK(1)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power 1,384,621

		8	Shared Voting Power 0

		9	Sole Dispositive Power 1,384,621

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,621

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.1%(2)

14	Type of Reporting Person CO

(1)	The response relates to Magnum Hunter Resources, Inc.’s initial acquisition of units of beneficial interest of TEL Offshore Trust to which this Schedule 13D relates. In 1999 Magnum Hunter Resources, Inc. transferred 1,840,271 units of beneficial interest of TEL Offshore Trust to its then-existing wholly owned subsidiary Bluebird Energy, Inc. In March 2002, Bluebird Energy, Inc. transferred all of the units of beneficial interest of TEL Offshore Trust it then owned (1,765,589 units) to a wholly owned Delaware subsidiary of Magnum Hunter Resources, Inc., Canvasback Energy, Inc. On April 7, 2005, Canvasback Energy, Inc. transferred all the units of

CUSIP No. 872 382 106	Page 3 of 10 Pages

beneficial interest of TEL Offshore Trust it then owned (1,367,621) to Magnum Hunter Resources, Inc. No funds were used by Magnum Hunter Resources, Inc. in connection with the transfer of Canvasback Energy, Inc.’s units of beneficial interest to Magnum Hunter Resources, Inc.

(2)	Based on 4,751,510 units of beneficial interest issued and outstanding as of March 31, 2005 as reported in the Form 10-K of TEL Offshore Trust for the year ended December 31, 2004.

CUSIP No. 872 382 106			Page 4 of 10 Pages

1	Name of Reporting Person Canvasback Energy, Inc.		I.R.S. Identification Nos. of above persons (entities only) 01-0615110

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power 0

		8	Shared Voting Power 0

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. 872 382 106	Page 5 of 10 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

     Magnum Hunter Resources, Inc. (“Magnum Hunter”) filed the Schedule 13D to which this Amendment No. 3 relates on March 31, 1998. The original filing event involved a tender offer by Magnum Hunter on the terms set forth in the Offer to Purchase, dated January 28, 1998, which is Exhibit (a)(1) hereto (the “Offer to Purchase”). As such, Magnum Hunter filed its Schedule 13D jointly with the Final Amendment to its Schedule 14D-1. Magnum Hunter and Magnum Hunter’s then-existing wholly owned Oklahoma subsidiary, Bluebird Energy, Inc. (“Bluebird”), jointly filed Amendment No. 1 to the Schedule 13D on February 12, 1999 to reflect the transfer of most of Magnum Hunter’s units of beneficial interest of TEL Offshore Trust (the “Trust”) to Bluebird. Magnum Hunter and Magnum Hunter’s wholly owned Delaware subsidiary, Canvasback Energy, Inc. (“Canvasback”), jointly filed Amendment No. 2 to the Schedule 13D on October 3, 2003 to reflect the transfer by Bluebird of all the units of beneficial interest of the Trust it then owned (1,765,589 units) to Canvasback. On April 7, 2005, Canvasback transferred all the units of beneficial interest of the Trust it then owned (1,367,621 units) to Magnum Hunter. On April 8, 2005, Magnum Hunter’s board of directors declared an in-kind dividend to Magnum Hunter’s shareholders of all of Magnum Hunter’s units of beneficial interest in the Trust. Magnum Hunter and Canvasback are filing this Amendment No. 3 to the Schedule 13D to reflect (i) recent sales of units of beneficial interest by Canvasback, (ii) Canvasback’s transfer of its units of beneficial interest to Magnum Hunter and (iii) Magnum Hunter’s intent to distribute all of its units of beneficial interest of the Trust to Magnum Hunter’s shareholders.

     The Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

     The name of the subject company is TEL Offshore Trust, a trust created under the laws of the State of Texas. The address of the Trust’s corporate trustee, JP Morgan Chase Bank, is 700 Lavaca Street, Austin, Texas 78701.

Item 2. Identity and Background.

     Magnum Hunter:

     (a)-(c) Magnum Hunter is a Nevada corporation that is an independent energy company engaged in exploration, exploitation and development, acquisition and operation of oil and gas properties. The address of Magnum Hunter’s principal business and principal office is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

     The name, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Magnum Hunter are set forth below:

Principal Business
Address of Organization
	Capacity in Which		in Which Principal
Name	Serves	Principal Occupation	Occupation is Conducted
Jerry Box	Chairman of the Board	Retired	600 East Las Colinas Blvd.
	of Directors		Suite 1100
Irving, Texas 75039

Gerald W. Bolfing	Director	Private Investor	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Donald A. Erickson	Director	President of Erickson	600 East Las Colinas Blvd.
		Partners, LLC	Suite 1100
Irving, Texas 75039

CUSIP No. 872 382 106	Page 6 of 10 Pages

Principal Business
Address of Organization
	Capacity in Which		in Which Principal
Name	Serves	Principal Occupation	Occupation is Conducted
Gary C. Evans	Director	Director of Magnum	600 East Las Colinas Blvd.
		Hunter	Suite 1100
Irving, Texas 75039

Matthew C. Lutz	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Jody Powers	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

John H. Trescot, Jr.	Director	Principal of AWA	600 East Las Colinas Blvd.
		Management Corporation	Suite 1100
Irving, Texas 75039

F. Walker Tucei, Jr.	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Richard R. Frazier	Chief Executive Officer	Chief Executive Officer of	600 East Las Colinas Blvd.
		Magnum Hunter	Suite 1100
Irving, Texas 75039

M. Bradley Davis	Senior Vice President and	Senior Vice President and	600 East Las Colinas Blvd.
	Chief Financial Officer	Chief Financial Officer of	Suite 1100
		Magnum Hunter	Irving, Texas 75039

Morgan F. Johnston	Senior Vice President,	Senior Vice President,	600 East Las Colinas Blvd.
	General Counsel and	General Counsel and	Suite 1100
	Secretary	Secretary of Magnum	Irving, Texas 75039
Hunter

The business address of each of Magnum Hunter’s directors and executive officers is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

     (d)-(e) During the last five years, neither Magnum Hunter nor, to the best of its knowledge, any of its directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Magnum Hunter are United States citizens.

     Canvasback:

     (a)-(c) Canvasback is a Delaware corporation engaged in oil and gas exploration and production. The address of Canvasback’s principal business and principal office is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

     The name, business address, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Canvasback are set forth below:

CUSIP No. 872 382 106	Page 7 of 10 Pages

Principal Business
Address of Organization
	Capacity in Which		in Which Principal
Name	Serves	Principal Occupation	Occupation is Conducted
M. Bradley Davis	Director	Senior Vice President and	600 East Las Colinas Blvd.
		Chief Financial Officer of	Suite 1100
		Magnum Hunter	Irving, Texas 75039

Gary C. Evans	Director	Director of Magnum	600 East Las Colinas Blvd.
		Hunter	Suite 1100
Irving, Texas 75039

Richard R. Frazier	Director, Chief Executive	Chief Executive Officer of	600 East Las Colinas Blvd.
	Officer and President	Magnum Hunter	Suite 1100
Irving, Texas 75039

Morgan F. Johnston	Senior Vice President,	Senior Vice President,	600 East Las Colinas Blvd.
	General Counsel and	General Counsel and	Suite 1100
	Secretary	Secretary of Magnum	Irving, Texas 75039
Hunter

David S. Krueger	Vice President and Chief	Vice President and Chief	600 East Las Colinas Blvd.
	Accounting Officer	Accounting Officer of	Suite 1100
		Magnum Hunter	Irving, Texas 75039

     (d)-(e) During the last five years, neither Canvasback nor, to the best of its knowledge, any of its directors or executive officers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of Canvasback’s directors and executive officers are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     Magnum Hunter:

     With respect to Magnum Hunter’s initial acquisition of units of beneficial interest in the Trust to which this Schedule 13D relates, the information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference. No funds were used by Magnum Hunter in connection with the transfer of Canvasback’s units of beneficial interest to Magnum Hunter.

     Canvasback:

     Not applicable.

CUSIP No. 872 382 106	Page 8 of 10 Pages

Item 4. Purpose of Transaction.

     Magnum Hunter:

     Magnum Hunter intends to distribute to its shareholders as an in-kind dividend all of its units of beneficial interest of the Trust.

     Canvasback:

     Not applicable.

Item 5. Interest in Securities of the Issuer.

     Magnum Hunter:

     (a)-(b) As of the date hereof, Magnum Hunter is the beneficial owner of, and has the sole power to vote, direct the vote, dispose of or direct the disposition of, 1,384,621 units of beneficial interest of the Trust. Magnum Hunter does not have shared power to vote, direct the vote, dispose of or direct the disposition of any units or beneficial interest of the Trust. According to the Trust’s Form 10-K for the year ended December 31, 2004, as of March 31, 2005, there were 4,751,510 units of beneficial interest issued and outstanding and, on such basis, Magnum Hunter beneficially owns 29.1% of the units of beneficial interest.

     (c) On April 7, 2005 Canvasback transferred 1,367,621 units of beneficial interest of the Trust to Magnum Hunter.

     (d)-(e) Not applicable.

     Canvasback:

     (a)-(b) As of the date hereof, Canvasback is not a beneficial owner of, and does not have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of any units or beneficial interest of the Trust.

     (c) On April 7, 2005 Canvasback transferred 1,367,621 units of beneficial interest of the Trust to Magnum Hunter.

     (d)-(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Magnum Hunter:

     The information set forth under “Introduction” and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

CUSIP No. 872 382 106	Page 9 of 10 Pages

     Magnum Hunter and Canvasback:

     Magnum Hunter and Canvasback entered into a Joint Filing Agreement, dated October 3, 2003, which is Exhibit (a)(2) hereto.

Item 7. Exhibits.

     (a)(1) Offer to Purchase, dated January 28, 1998 (incorporated by reference to Exhibit (a)(1) to Schedule 14D-1 dated January 28, 1998).

     (a)(2) Joint Filing Agreement between Magnum Hunter and Canvasback, dated October 3, 2003 (incorporated by reference to Exhibit (a)(2) to Amendment No. 2 to Schedule 13D filed October 3, 2003).

CUSIP No. 872 382 106	Page 10 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNUM HUNTER RESOURCES, INC.
	By:	/s/ Morgan F. Johnston
Morgan F. Johnston
Date: April 8, 2005		Sr. Vice President, General Counsel & Secretary

CANVASBACK ENERGY, INC.
	By:	/s/ Morgan F. Johnston
Morgan F. Johnston
Date: April 8, 2005		Sr. Vice President, General Counsel & Secretary